

November 13, 2012

Via E-mail
Mr. Thomas F. Ackerman
Corporate Executive Vice President
  and Chief Financial Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, MA 01887

>   **Re: Charles River Laboratories International, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **File No. 001-15943**

Dear Mr. Ackerman:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any information you provide in response to the comment, we may have additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements
Note 7. Income Taxes, page 68

1. Please explain to us why it is appropriate to recognize a benefit in continuing operations of $11,111,000 in the first quarter of 2011 related to your Phase I clinical services business classified as a discontinued operation in the fourth quarter of 2010. Tell us whether you rely at least in part on the guidance in ASC 740-10-45-20 and ASC 740-20-45-4, and separately tell us why it was appropriate to record a full valuation allowance at December 31, 2010 for the deferred tax asset recognized in 2010 when you reversed it in the next quarter. Please tell us what factors changed in the first quarter of 2011causing you to reverse this valuation allowance. Explain why the tax loss would more-likely-than-not be benefitted as a worthless stock deduction in the first quarter of 2011 but not in the fourth quarter of 2010. Where appropriate, reference for us the authoritative literature you relied upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant